June 28, 2019

Bryan Glass
President
XLR MEDICAL CORP.
20 West Park Avenue, Suite 207
Long Beach, NY 11561

       Re: XLR MEDICAL CORP.
           Registration Statement on Form 10-12G
           Filed April 30, 2019
           File No. 000-50026

Dear Mr. Glass:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Beverages,
Apparel and
                                                          Mining
cc:    William Ruffa, Esq.